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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   FORM 8-A/A


                                 AMENDMENT NO. 4
                      TO REGISTRATION STATEMENT ON FORM 8-A
                  FILED WITH THE COMMISSION ON JANUARY 22, 1988
                        PURSUANT TO SECTION 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 WITH
                   RESPECT TO PREFERRED STOCK PURCHASE RIGHTS


                           COOPER LIFE SCIENCES, INC.
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             (Exact name of registrant as specified in its charter)

     Delaware                                                  94-2563513
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(State of Incorporation                                   (I.R.S. Employer
of Organization)                                          Identification No.)

160 Broadway, New York, New York                                   10038
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(Address of principal executive offices)                         (Zip Code)

        The undersigned Registrant hereby amends the following items, financial statements, exhibits or other portions of its Application for Registration on Form 8-A as set forth in the pages attached hereto:

ITEM 1.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
               REGISTERED.

ITEM 2.        EXHIBITS.


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        Item 1 of the Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 22, 1988, as heretofore amended, is hereby further amended to read in its entirety as follows:

        On January 7, 1988, the Board of Directors of Cooper Life Science, Inc., then named Cooper Lasersonics, Inc. (the "Company"), declared a dividend distribution of one Right for each outstanding share of its common stock, par value $.10 per share (the "Common Stock"), to stockholders of record at the close of business on January 21, 1988. Each Right entitles the registered holder to initially purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.10 per share (the "Preferred Stock"), at a purchase price of $5.50 per Unit (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement dated January 7, 1988, as amended to date (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent (since succeeded by American Stock Transfer & Trust Company, as successor Rights Agent). The following description of the Rights does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement which has been filed as an Exhibit hereto.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after January 21, 1988 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 7, 1998, unless earlier redeemed by the Company as described below.

        A Distribution Date will occur upon the earlier of the close of business on (i) the tenth day following public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or generally obtained the right to acquire, beneficial ownership of more than 50% of the outstanding shares of Common Stock (the "Stock Acquisition Date"), provided, however, there are certain exceptions to the beneficial ownership provisions exempting acquisitions of securities directly from the Company and certain transfers of securities between certain of the Company's principal stockholders; or (ii) the tenth business day following the commencement of a tender offer or exchange offer that would

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result in a person or group beneficially owning more than 50% of such outstanding shares of Common Stock.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Generally, except as otherwise determined by the Board of Directors of the Company or by a committee thereof consisting of Continuing Directors (as defined below) who are not officers of the Company (the "Continuing Independent Directors"), shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

        In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed, (ii) a person or entity becomes the beneficial owner of more than 50% of the then outstanding shares of Common Stock, unless the event causing the 50% threshold to be crossed is a transaction under item
(i) of "Flip-Over Events" described herein or is an acquisition pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a "fair price" as determined below, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph ("Flip-In Events"), all Rights that are, or (under certain circumstances, specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        As used above, "fair price" is a price at least as favorable as could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value where the transaction is also in the best interests of the Company and

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its stockholders. This determination is made by at least a majority of the
Continuing Directors or by the Continuing Independent Directors, with advice from their investment banker.

        For example, at an exercise price of $5.50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitled its holder to purchase $11.00 worth of Common Stock (or other consideration, as noted above) for $5.50. Assuming that the Common Stock had a per share value of $2.75 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $5.50.

        In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, unless the transaction occurs pursuant to a transaction in which the "fair price" requirement was met; and the price per share of Common Stock offered in the transaction is not less than the price per share of Common Stock paid to all holders pursuant to the tender or exchange offer; and the consideration used in the transaction is the same as that paid pursuant to the offer, or (ii) 50% or more of the Company's assets or earning power is sold or transferred (events (i) and (ii) are referred to as "Flip-Over Events"), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right.

        The Purchase Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or, (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        At any time until the close of business on the tenth day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem the Rights shall require the concurrence

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of a majority of the Continuing Independent Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights (with, where required, the concurrence of the Continuing Independent Directors), the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Board of Directors of the Company, with the advice of its investment banker, has determined that the Rights have no economic value at the time of grant. Consequently, the distribution of the Rights will not be taxable to stockholders or to the Company. Stockholders may, however, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above. In the event a Distribution Date occurs, the holder of a Right is urged to seek the advice of his independent tax advisor.

        Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company or the Continuing Independent Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company (in certain circumstances, with the concurrence of the Continuing Independent Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

        The Preferred Stock will rank junior to all other series of the Company's preferred stock with respect to declaration and payment of dividends and as to distribution of assets in liquidation, unless the terms of any such series shall provide otherwise. Each share of Preferred Stock will have a quarterly dividend rate per share equal to the greater of $.50 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferred liquidation payment per share of $1.00 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain

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adjustments. Generally, each share of Preferred Stock will vote together with the Common Stock and any other series of preferred stock entitled to vote in such manner and will be entitled to 100 votes, subject to such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or property, each share of Preferred Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distributions. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one-hundredth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

        The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company upon terms not approved by the Board, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination which is approved by the Board, since it may redeem the then outstanding Rights as discussed above.

ITEM 2.  EXHIBITS.

Item No.              Item
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
  2.3                 Amendment No. 4 to Rights Agreement, dated as of
                      January 6, 1997, between the Company and American
                      Stock Transfer & Trust Company, as successor
                      Rights Agent.




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                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       COOPER LIFE SCIENCES, INC.



Dated:  January 10, 1997               By: /s/ Steven Rosenberg
                                           -------------------------------
                                           Steven Rosenberg,
                                           Vice President


















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